UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-32226 / August 23, 2016

BAIN CAPITAL SPECIALTY FINANCE, INC.	:
BCSF ADVISORS, LP	:
BAIN CAPITAL CREDIT, LP	:
BAIN CAPITAL CREDIT (AUSTRALIA), PTY.	:
LTD	:
BAIN CAPITAL CREDIT ASIA, LLC	:
BAIN CAPITAL CREDIT (EUROPEAN	:
ADVISORS), LTD.	:
BAIN CAPITAL CREDIT, LTD.	:
AVERY POINT II CLO, LIMITED	:
AVERY POINT III CLO, LIMITED	:
AVERY POINT IV CLO, LIMITED	:
AVERY POINT V CLO, LIMITED	:
AVERY POINT VI CLO, LIMITED	:
NEWHAVEN II CLO, DESIGNATED ACTIVITY	:
COMPANY	:
RACE POINT IX CLO, LIMITED	:
RACE POINT X CLO, LIMITED	:
RACE POINT V CLO, LIMITED	:
RACE POINT VI CLO, LIMITED	:
RACE POINT VII CLO, LIMITED	:
RACE POINT VIII CLO, LIMITED	:
BAIN CAPITAL CLO PARTNERS, L.P.	:
SANKATY CREDIT OPPORTUNITIES	:
(OFFSHORE MASTER) IV, L.P.	:
SANKATY CREDIT OPPORTUNITIES II, L.P.	:
SANKATY CREDIT OPPORTUNITIES III, L.P.	:
SANKATY CREDIT OPPORTUNITIES IV, L.P.	:
BAIN CAPITAL DISTRESSED AND SPECIAL	:
SITUATIONS 2013 (AIV I), L.P.	:
BAIN CAPITAL DISTRESSED AND SPECIAL	:
SITUATIONS 2013 (AIV II MASTER), L.P.	:
BAIN CAPITAL DISTRESSED AND SPECIAL	:
SITUATIONS 2013 (A), L.P.	:
SANKATY CREDIT OPPORTUNITIES V-A2	:
(MASTER), L.P.	:
BAIN CAPITAL DISTRESSED AND SPECIAL	:
SITUATIONS 2013 (B), L.P.	:

BAIN CAPITAL DIRECT LENDING 2015 (L), L.P.	:
SDLF (L-A), LLC	:
BAIN CAPITAL DIRECT LENDING 2015 (U), L.P.	:
SANKATY DRAWBRIDGE OPPORTUNITIES, L.P.	:
SANKATY HIGH INCOME FEEDER II, L.P.	:
SANKATY HIGH INCOME FEEDER, LTD.	:
BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P.	:
BAIN CAPITAL CREDIT MANAGED ACCOUNT (CALPERS), L.P.	:
BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.	:
BAIN CAPITAL CREDIT MANAGED ACCOUNT (NEWPORT MOBILE), L.P.	:
SANKATY MANAGED ACCOUNT (NZSF), L.P.	:
BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.	:
BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P.	:
BAIN CAPITAL CREDIT MANAGED ACCOUNT (UCAL), L.P.	:
SANKATY MIDDLE MARKET OPPORTUNITIES FUND (OFFSHORE MASTER II), L.P.	:
SANKATY MIDDLE MARKET OPPORTUNITIES FUND (OFFSHORE MASTER), L.P.	:
BAIN CAPITAL MIDDLE MARKET CREDIT 2014, L.P.	:
SANKATY MIDDLE MARKET OPPORTUNITIES FUND II-A (MASTER), L.P.	:
BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (F), L.P.	:
BAIN CAPITAL MIDDLE MARKET CREDIT 2010, L.P.	:
BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P.	:
BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P.	:
SANKATY SENIOR LOAN FUND PUBLIC LIMITED COMPANY	:
BAIN CAPITAL SENIOR LOAN FUND, L.P.	:

WAREHOUSE FUNDING AVERY POINT VII,   :
    LLC   :
QUEENSCLIFF TRUST   :
BAIN CAPITAL CREDIT MANAGED   :
    ACCOUNT (CLO), L.P.   :
CAPE SCHANCK DIRECT LENDING TRUST   :
BAIN CAPITAL DISTRESSED AND SPECIAL   :
    SITUATIONS 2016 (A), L.P.   :
BAIN CAPITAL DISTRESSED AND SPECIAL   :
    SITUATIONS 2016 (B MASTER), L.P.   :
SANKATY CREDIT OPPORTUNITIES VI-B,   :
    L.P.   :
SANKATY CREDIT OPPORTUNITIES VI-EU,   :
    L.P.   :
SANKATY CREDIT OPPORTUNITIES VI-EU   :
    (MASTER), L.P.   :
BAIN CAPITAL DISTRESSED AND SPECIAL   :
    SITUATIONS 2016 (F), L.P.   :
SANKATY CREDIT OPPORTUNITIES (F)   :
    EUROPE, L.P.   :
                                                                                       :
200 Clarendon Street   :
37th Floor   :
Boston, MA 02116   :
                                                                                       :
(812-14575)   :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Bain Capital Specialty Finance, Inc., et al. filed an application on November 6, 2015, and amendments to the application on April 1, 2016 and July 18, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On July 29, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32197). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Bain Capital Specialty Finance, Inc., et al. (File No. 812-14575) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary